UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports May 2009 passenger traffic

Monterrey, Mexico, June 5, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that total passenger traffic (terminal passengers) at its 13 airports decreased 39.7% in May 2009, as compared to May 2008. Domestic traffic decreased 37.6%, and international traffic decreased 52.7%. Traffic volumes were strongly affected by the public health measures taken as a result of the A(H1N1) flu outbreak.

Total Passengers*
(Thousand)	May-08	May-09	Change %	Jan-May 2008	Jan-May 2009	Change %
Domestic	1,073.2	670.1	(37.6)	5,056.8	3,932.3	(22.2)
International	175.9	83.3	(52.7)	1,161.9	874.8	(24.7)
OMA Total	1,249.1	753.4	(39.7)	6,218.6	4,807.1	(22.7)
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

The health alert had its strongest impact on passenger traffic volumes during the first week of the month. Commercial aviation traffic at OMA’s 13 airports (96.3% of total passenger traffic) during the week of May 1-7, 2009 showed a decrease of 55.3% as compared to the same period of 2008. On May 8-15 there was a decrease of 42.6%, on May 16-23 there was a decrease of 40.2%, and on May 24-31 there was a decrease of 26.6%. At the present time OMA cannot estimate the impact that the influenza outbreak and public health measures implemented by the Mexican and other governments will have on passenger traffic volumes. Much will depend on how long this situation continues and on its impact on economic activity.

Domestic traffic in May 2009 decreased 37.6% (less 403,071 passengers), compared to the same month of 2008. All airports recorded reductions in domestic traffic. The most affected airports were Monterrey, Ciudad Juárez, Acapulco, Tampico, Culiacán, and Chihuahua. In addition to the flu outbreak, passenger traffic was affected by the departure from the market of Aerocalifornia, Aladia, and Alma in the second half of 2008 and the reduction of frequencies or cancellation of routes by VivaAerobus, Grupo Mexicana, Grupo Aeroméxico, Interjet, and Aviacsa.

International traffic decreased 52.7% (less 92,613 passengers) in May 2009 compared to May 2008. The reduction in frequencies and cancellation of routes by U.S. carriers in prior months, as well as the impact of the flu outbreak were the principal factors. Monterrey, Mazatlán, Zihuatanejo, and Acapulco, were the most affected.

Subsequent event

On June 3, 2009, the Ministry of Communications and Transportation (SCT), acting through the General Directorate for Civil Aviation (DGAC), temporarily suspended the operations of 25 of Aviacsa aircrafts after inspections revealed some maintenance deficiencies. According to the official announcement, Aviacsa will have 60 days from the date of the announcement to address such deficiencies. This action taken by the DGAC does not imply the definitive suspension of operations by the airline.

Before such temporary suspension, Aviacsa operated a total of eight routes in four of OMA’s 13 airports (Monterrey, Acapulco, Ciudad Juárez, and Tampico). All of Aviacsa’s routes are also served by other carriers.

Aviacsa accounted for 7.6% of OMA’s total passenger traffic during the period of January-May 2009; 96.5% of passengers were domestic. Aviacsa’s share in OMA’s passenger traffic has been gradually decreasing, from 14.8% in 2006 to 11.9% in 2007 and to 8.1% in 2008.

At the present time, Aviacsa does not have any outstanding obligations due to OMA.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: June 5, 2009